SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. IC-31092; 812-14305]

College Retirement Equities Fund, et al.; Notice of Application

June 23, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(f)(1) and 18(i) of the Act.

Summary of Application: Applicants request an order to permit a registered open-end management investment company that offers variable annuity contracts to issue multiple classes of units ("Units") with varying administrative and/or distribution expenses and other expenses.

Applicants: College Retirement Equities Fund ("CREF") and TIAA-CREF Investment Management, LLC (the "Advisor").

Filing Dates: The application was filed on May 2, 2014, and amended on June 11, 2014.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 18, 2014, and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, c/o Rachael Zufall, TIAA-CREF, 8500 Andrew Carnegie Boulevard, Charlotte, NC 28262.

For Further Information Contact: Laura L. Solomon, Senior Counsel, at (202) 551-6915 or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Chief Counsel's Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   CREF is a diversified open-end management investment company registered under the Act on Form N-3 that offers various types of variable annuity contracts. CREF is a nonprofit member corporation established by a special act of the New York State Legislature. CREF is governed by a board designated as a Board of Trustees, which is entirely composed of Trustees who are not interested persons of CREF within the meaning of section 2(a)(19) of the Act (the "Board"). CREF is the companion organization of Teachers Insurance and Annuity Association of America ("TIAA"). Together, CREF and TIAA provide a retirement system for the nation's education and research communities. As of December 31, 2013, CREF's net assets were approximately $227 billion.

2.   The Advisor, a subsidiary of TIAA, is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended and serves as investment adviser to CREF on an at-cost basis.

3.   CREF currently comprises eight investment portfolios (together with any investment portfolio that may be offered in the future, the "Accounts"), each of which has a distinct investment objective and investment strategies. CREF offers various types of variable annuity contracts, which are funded via a single class of Units (the "Initial Class")[1] attributable to the various Accounts. Institutions and individual participants enter into contracts with CREF (each a "client"). CREF calculates the value of the assets in each Account as of the close of every day the New York Stock Exchange is open for trading ("Valuation Day"). CREF deducts expenses from the net assets of each Account each Valuation Day for investment management, administrative and distribution services. The Advisor, TIAA, and TIAA-CREF Individual & Institutional Services, LLC (the "Distributor"), the principal underwriter of CREF, provide or arrange for the provision of these services for CREF "at-cost."[2]

4.   CREF seeks exemptive relief that will permit it to offer multiple classes of Units with varying administrative and distribution expenses and other expenses specified in the application ("Covered Expenses"). Each New Class would be available to certain types of clients (e.g., IRAs or Keoghs) and/or clients with CREF assets under management at or above certain levels as approved by the Board pursuant to a Multi-Class Plan. The new classes of Units would have different levels of expenses to reflect the different administrative and distribution expenses actually incurred with respect to different types of clients and/or clients with CREF assets under management at or above certain levels as approved by the Board (each, a "New Class"). Each class of Units would be subject to different administrative and/or distribution expenses and other

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[1] "Units" include accumulation units and annuity units, which are used to measure the interest of each client (as defined below) in an Account during the accumulation period and the annuity period (if any), respectively. See SEC File Nos. 811-04415 and 33-00480.

[2] Any person intending to rely on the requested relief is listed as an applicant.

expenses pursuant to the terms of a plan adopted by the CREF Board in accordance with the

terms and conditions of the requested order (a "Multi-Class Plan"). Under the proposed multiple

class system (the "Multiple Class System"), each class of Units would be offered without a front-

end or contingent deferred sales load. Specific eligibility criteria for the classes of Units will be

set forth in the Multi-Class Plan.[3] Clients that meet the eligibility criteria for a New Class will

be eligible to be moved, and those that do not will remain in the Initial Class.

5.   CREF would continue to operate on an at-cost basis, and each class would operate on

an at-cost basis. All expenses incurred by CREF would be allocated among its various classes of

Units based on the respective average daily net assets attributable to each such class, except that

the Unit value and expenses of each class will reflect the Covered Expenses attributable to the

class. Covered Expenses of CREF allocated to a particular class of Units will be borne on a pro

rata basis by each Unit of that class.

6.   CREF operates as a registered investment company in accordance with various

exemptions from the Act.[4] For instance, CREF has established an arrangement for the

distribution of CREF Units ("12b-1 Plan") that complies with all applicable provisions of rule

12b-1 under the Act except those relating to shareholder approval.[5] Under the terms of the 12b-1

Plan, CREF reimburses the Distributor on an at-cost basis for actual expenses incurred in

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[3] For example, clients may only be eligible for a specific class during the annuity period.

[4] *See, In the Matter of College Retirement Equities Fund and Teachers Insurance and Annuity Association of America*, Investment Co. Act Rel. Nos. 15866 (July 10, 1987) (notice) and 17116 (Aug. 22, 1989) (order); *College Retirement Equities Fund, et al.*, Investment Co. Rel. Nos. 17861 (Nov. 20, 1990) (notice) and 17906 (Dec. 19, 1990) (order), *Order Denying Requests For a Hearing and Granting Application; College Retirement Equities Fund, et al.*, Investment Co. Act Rel. No. 19463 (May 6, 1993) and *Order Granting Exemptions and Approval: College Retirement Equities Fund, et al.*, Investment Co. Act Rel. No. 19645 (Aug. 19, 1993) ("CREF 12b-1 Order") (collectively "Prior CREF Orders").

[5] *See* CREF 12b-1 Order.

connection with distribution services for CREF. Applicants state that actual expenses for a class would vary, but a class of Units would bear annual distribution expenses consistent with the terms of the CREF 12b-1 Order as well as with the provisions of rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD Conduct Rule 2830").[6]

7.   Applicants will comply with the same conditions as provided in rule 18f-3 under the Act with respect to board composition and approval, voting rights, method for allocating expenses and conversions and exchanges. Applicants also represent that CREF will disclose in its prospectus the estimated expenses and other characteristics of each class of Units offered for sale by the prospectus, as is required for open-end multiple class funds under Form N-1A. CREF will disclose expenses borne by clients during the reporting period in annual and semi-annual reports as if it were an open-end management investment company registered on Form N-1A.

Applicants' Legal Analysis:

1.   Section 18(f)(1) of the Act provides, in relevant part, that an open-end investment company may not issue or sell any senior security if, immediately thereafter, the company has outstanding more than one class of senior security. Section 18(i) of the Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock.

2.   Applicants state that the creation of multiple classes of Units of CREF may be deemed to be prohibited by section 18(f)(1) and to violate section 18(i) of the Act because (a)

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[6] Applicants are not seeking to amend any of the Prior CREF Orders, and represent that they would be able to rely on the exemptive relief requested herein consistent with the Prior CREF Orders. Applicants are not seeking any additional exemptive relief from section 12(b) of the Act. All references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority.

clients holding different classes of Units may pay different Covered Expenses, and (b) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

3.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule under the Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request an exemption under section 6(c) from sections 18(f)(1) and 18(i) to the extent that the proposed issuance and sale of multiple classes of Units of CREF with varying Covered Expenses may be deemed: (1) to result in the issuance of a "senior security" within the meaning of section 18(g) of the Act and thus be prohibited by section 18(f)(1); and (2) to violate the equal voting provisions of section 18(i) of the Act.

4.   Applicants represent that the ability to allocate distribution and administrative expenses to the specific classes of clients to which they relate is a significant driving force behind CREF's proposal to implement the Multiple Class System. Further, applicants assert, CREF would benefit from a more flexible, plan-based pricing structure that would provide more equitable pricing based on the relative proportion of Covered Expenses.

5.   Applicants submit that the proposed allocation of Covered Expenses and voting rights relating to the Covered Expenses applicable to the classes of Units in CREF is equitable and will not discriminate against any group of participants. Applicants believe that the proposed Multiple Class System does not raise the concerns underlying section 18 of the Act to any greater degree than open-end investment companies' multiple class structures established pursuant to rule 18f-3 under the Act or closed-end investment companies' multiple class structures

established pursuant to exemptive relief.[7] Applicants will comply with the same conditions as

provided in rule 18f-3 with respect to board composition and approval, voting rights, methods for

allocating expenses, conversions and exchanges. CREF and each of its classes, moreover, will

continue to operate on an at-cost basis which significantly reduces the possible conflicts of

interests among classes. Applicants believe that the requested relief meets the standards of

section 6(c) of the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the

following conditions:

1. CREF will cause TIAA or its subsidiaries (including the Advisor and the

Distributor) to provide, or arrange for the provision of, investment management, administrative,

and distribution services to CREF, and each of its classes of Units, at-cost to TIAA and its

subsidiaries.

2. CREF will disclose in its prospectus the estimated expenses and other

characteristics of each class of Units offered for sale by the prospectus, as is required for open-

end, multiple class funds under Form N-1A. CREF will disclose expenses borne by participants

during the reporting period in annual and semi-annual reports as if it were an open-end

management investment company registered on Form N-1A.

3. Each class:

a. Will have a different arrangement for administrative or distribution services or

both, and will pay all of the expenses of that arrangement;

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[7] *See, e.g., Blackstone Alternative Alpha Fund, et al.,* Investment Co. Act Rel. Nos. 30280 (Nov. 26, 2012) (notice) and 30317 (Dec. 26, 2012) (order) and *Permal Hedge Strategies Fund, et al.,* Investment Co. Act Rel. Nos. 30228 (Oct. 9, 2012) (notice) and 30257 (Nov. 5, 2012) (order).

b. Will have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement; and

c. Will have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

4. Income, realized gains and losses, unrealized appreciation and depreciation, and expenses not allocated to a particular class under the requested order will be allocated based on one of the methods set forth by rule 18f-3(c)(1) under the Act.

5. Applicants may rely on the requested order only upon compliance with the requirements of rule 18f-3(d) under the Act.

6. The Board of CREF will satisfy the fund governance standards defined in rule 0-1(a)(7) under the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary